APIVA VENTURES LIMITED
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

SEPTEMBER 30, 2004

APIVA VENTURES LIMITED
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	September 30,	December 31,
	2004	2003

ASSETS

Current
Cash	$729	$1,308
Receivables	954	826
Prepaids	-	1,617

Total current assets	1,683	3,751

Due from related party (Note 2)	19,535	60,834
Investment in partnership (Note 3)	100	100

Total assets	$21,318	$64,685

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$96,591	$69,119

Total current liabilities	96,591	69,119

Shareholders' deficiency
Capital stock
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2003 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,461,226)	(15,390,387)

Total shareholders' deficiency	(75,273)	(4,434)

Total liabilities and shareholders' deficiency	$21,318	$64,685

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

EXPENSES
Amortization	$-	$246	$-	$740
Bank charges and interest	2,245	378	6,367	1,057
Consulting	7,500	5,640	22,500	18,203
Management fees	4,310	4,500	14,810	14,300
Office and general	705	2,895	1,983	3,055
Professional	10,402	25,758	27,305	50,225
Rent	-	-	-	4,000
Shareholder costs (recovery)	(192)	837	1,306	2,056
Transfer agent and filing fees	3,366	9,463	6,379	18,715
Travel and automobile	199	1,119	589	1,164

	(28,535)	(50,836)	(81,239)	(113,515)

OTHER ITEMS
Income from partnership	-	-	-	244,794
Interest income	-	10	-	136
Gain on sale of property	-	-	10,400	-

	-	10	10,400	244,930

Income (loss) for the period	(28,535)	(50,826)	(70,839)	131,415

Deficit, beginning of the period	(15,432,691)	(15,233,924)	(15,390,387)	(15,416,165)

Deficit, end of the period	$(15,461,226)	$(15,284,750)	$(15,461,226)	$(15,284,750)

Basic and diluted income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$0.01

Weighted average number of shares outstanding	15,714,619	15,789,619	15,714,619	15,789,619

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Capital Stock
					Total
			Additional		Shareholders'
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	13,979,726	1,154,814	(14,504,928)	629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	$15,789,619	$14,192,144	$1,193,809	$(15,416,165)	$(30,212)

Net income for the year	-	-	-	25,778	25,778

Balance, December 31, 2003	$15,789,619	$14,192,144	$1,193,809	$(15,390,387)	$(4,434)

Net loss for the period	-	-	-	(70,839)	(70,839)

Balance, September 30, 2004	$15,789,619	$14,192,144	$1,193,809	$(15,461,226)	$(75,273)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$(28,535)	$(50,826)	$(70,839)	$131,415
Items not affecting cash:
Amortization	-	246	-	740

Changes in non-cash working capital items:
(Increase) decrease in receivables	817	(2,481)	(128)	(4,571)
(Increase) decrease in prepaid expenses	1,617	(11,415)	1,617	(15,532)
Increase (decrease) in accounts payable and
accrued liabilities	19,886	25,428	27,472	9,144

Net cash provided by (used in) operating activities	(6,215)	(39,048)	(41,878)	121,196

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable	-	-	-	(115,834)
Due from related party	6,650	-	41,299	-

Net cash provided by (used in) investing activities	6,650	-	41,299	(115,834)

Change in cash during the period	435	(39,048)	(579)	5,362

Cash, beginning of the period	294	44,410	1,308	-

Cash, end of the period	$729	$5,362	$729	$5,362

Cash is comprised of the following:
Bank balances and money market funds	$729	$5,362	$729	$5,362
Short-term investments	-	-	-	-

	$729	$5,362	$729	$5,362

Cash paid during the period for:
Interest expense	$-	$-	$-	$-
Income taxes	-	-	-	-

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) SEPTEMBER 30, 2004

1.	NATURE AND CONTINUANCE OF OPERATIONS

Apiva Ventures Limited (the "Company") was incorporated on June 20, 1980 under the provisions of the Company Act of British Columbia. The Company's business activities are located in Canada.

During the 2002 fiscal year, the Company's principal business activity changed to the exploration of mineral properties and, accordingly, the Company is considered to be in the exploration stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	September 30,	December 31,
	2004	2003

Deficit	$(15,461,226)	$(15,390,387)
Working capital (deficiency)	(94,908)	(65,368)

2.	DUE FROM RELATED PARTY

The Company loaned $115,834 to a company controlled by a former director of the Company during the year ended December 31, 2003. In July 2003, the Company filed a legal claim against this company to recover the full amount of the loan. Pursuant to a court order and garnishee action, the Company received $29,899 during the current year. The company controlled by the former director has been placed into receivership. The Company received $11,400 from the bankruptcy trustee and expects to receive approximately $19,535 more from the receivership. The Company wrote off the remaining balance of $55,000 during the year ended December 31, 2003.

3.	INVESTMENT IN PARTNERSHIP

During the year ended December 31, 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the "General Partnership"), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the "Limited Partnership"). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

APIVA VENTURES LIMITED (An Exploration Stage Company) NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited – Prepared by Management) SEPTEMBER 30, 2004

4.	CAPITAL STOCK

The following incentive stock options to acquire common shares are outstanding and exercisable at September 30, 2004:

Number	Exercise
of Shares	Price	Expiry Date

1,254,000	US$ 0.17	January 15, 2006

5.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	a)	Paid management fees of $14,810 (2003 - $14,300) to a director and a company controlled by a director of the Company.

	b)	Paid rent of $Nil (2003 - $4,000) to a company controlled by a former director of the Company.

	c)	Paid consulting fees of $22,500 (2003 - $16,764) to a company controlled by a director of the Company.

Included in accounts payable is $15,450 (2003 - $Nil) due to two directors for management and consulting fees.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

7.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in Canada in one business segment.